ORION ENERGY SYSTEMS, INC.

2210 Woodland Drive

Manitowoc, Wisconsin 54220

March 3, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gregory Dundas

Re:	Orion Energy Systems, Inc.
Registration Statement on Form S-3 (Registration No. 333-216324)

Mr. Dundas:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant, Orion Energy Systems, Inc., hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 1:00 p.m., central time, on March 8, 2017, or as soon as practicable thereafter.

Very truly yours,

ORION ENERGY SYSTEMS, INC.

By:	/s/ William T. Hull
William T. Hull
Chief Financial Officer